Exhibit L-3


               DCR Reaffirms the Ratings of GPU, Inc. and Subsidiaries
                   Following Australian Acquisition and Generation
                            Divestiture Announcements



          Chicago (October 13, 1997) -- Duff & Phelps Credit Rating Co. (DCR) has reaffirmed the ratings of the fixed income securities of GPU, Inc.
          (GPU), Jersey Central Power and Light (JCPL), Metropolitan Edison (MetEd) and Pennsylvania Electric (Penelec) following GPU's announcements regarding the acquisition of PowerNet, the owner of the existing high-voltage transmission grid in Victoria, Australia, and the company's intent to sell its fossil and hydro generation assets.

          GPU announced that, through its subsidiary, GPU Electric, it will acquire PowerNet in November 1997 for US$1.88 billion. PowerNet owns and maintains the high-voltage electricity transmission grid in Victoria. PowerNet has a low business-risk profile with highly predictable revenues; rates are demand-based with a revenue cap over the current five-year regulatory period until 2002. The acquisition of PowerNet will require GPU to sell its interest in Solaria Power, an Australian distribution business (book value US$50 million) within six months.

          GPU also formally announced its decision to sell its fossil and hydro generating facilities owned by its U.S. utility operating subsidiaries. The net book value of these plants is approximately $1.1 billion, and the divestiture is expected to take up to a year to complete. In addition, the company is continuing to pursue the sale of Three Mile Island 1 with a potential purchaser and is considering the sale or early retirement of its Oyster Creek Nuclear Generating Station. The company's successful exit from electric generation will greatly improve the business-risk profile of each utility subsidiary and that of GPU. The sale of the generation assets will also help identify the level of stranded costs under the subsidiaries' restructuring proceedings.

          The PowerNet acquisition will be initially financed through non-recourse project debt (US$1.4 billion), a non-recourse equity bridge loan (US$425 million) and GPU equity (US$50 million). The equity bridge loan will be guaranteed by GPU upon approval of the SEC of GPU's application to increase its investment in GPU International Group from 50 percent to 100 percent of retained earnings; GPU expects to receive SEC approval by yearend 1997.

          The acquisition will further temporarily increase GPU's already leveraged capital structure. DCR's reaffirmation is predicated on the expectation the PowerNet equity bridge loan and the Midlands equity bridge loan will be repaid in a timely manner from the proceeds of the sale of generating assets, the issuance of 7 million shares of GPU common stock and the sale of Solaris Power. GPU also expects it will be able to issue transition bonds to securitize stranded costs at JCPL, MetEd and Penelec. DCR expects a greater portion of the proceeds will be used to retire debt and improve the consolidated equity capitalization at GPU. The inability to return leverage to preacquisition (i.e. Midlands and PowerNet) levels could pressure credit quality.

          The acquisition of foreign transmission assets follows GPU's ongoing strategy of growing its infrastructure businesses both domestically and internationally. Although temporarily leveraging, DCR views the acquisition of PowerNet positively from a business risk standpoint as the addition of a relatively stable stream of cash flow to GPU's growing international portfolio helps to diversify and reduce business risk. Furthermore, the divestiture of generation assets will improve the business-risk profile of its domestic operations. The combination of these activities clearly demonstrates GPU's commitment to lowering business risk and improving the capitalization of GPU and its operating subsidiaries.

          DCR currently rates GPU and it subsidiaries as follows:

          GPU       Senior Unsecured Debt              BBB+

          JCPL      First Mtge Bonds/Sec. MTNs         BBB+
                    Mnthly Inc. Pfd. Securities        BBB
                    Preferred Stock                    BBB
                    Commercial Paper                   D-2

          MetEd     First Mtge Bonds/Sec. MTNs         A-
                    Mnthly Inc. Pfd. Securities        BBB+
                    Preferred Stock                    BBB+
                    Commercial Paper                   D-1-

          Penelec   First Mtge Bonds/Sec. MTNs         A-
                    Collateralized PCRBs               A-
                    Mnthly Inc. Pfd. Securities        BBB+
                    Preferred Stock                    BBB+
                    Commercial Paper                   D-1-

          GPU is a utility company that wholly owns three electric utility operating subsidiaries, JCPL, MetEd and Penelec, which serve customers in New Jersey and Pennsylvania. GPU also owns GPU International, GPU Electric and GPU Power, which collectively develop, own and operate power and distribution facilities in the U.S. and abroad.

          DCR Contacts:  Jason T. Todd            Daniel R. Kastholm, CFA
                         (312) 368-3217           (312) 368-2070
                         todd@dcrco.com           kastholm@dcrco.com


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